select comfort CORP
CREATOR OF THE SLEEP NUMBER® BED



RE
12-28-02

APR 17 2003

AR/S

REVOLUTIONIZING THE WAY AMERICA SLEEPS℠

02

ANNUAL REPORT



10 15 20 25 30 35 40

25 30 35 40 45 50


THE
SLEEP NUMBER
BED
select comfort

2002 was an outstanding year for Select Comfort. We exceeded our goal of demonstrating profitable growth. Sales increased by $74 million, comparable store sales were up 27 percent, cash flow from operations was $36 million and operating margin rose to 6.3 percent.

2003 marks the dawn of the company's next era—one of accelerated innovation and consistent, long-term, profitable growth.


27
percent growth
in comparable store
sales in 2002

2002 Highlights

Net Sales
in millions of dollars



270.1
261.7
335.8
2000
2001
2002

Operating Income
in millions of dollars



21.0
(10.6)
(26.0)
2000
2001
2002

Earnings Per Share (Pro Forma)*
in dollars



.37
(.41)
(.89)
2000
2001
2002

*Pro forma results reflect fully taxed earnings. See page 11 for reconciliation of net income and earnings per share under Generally Accepted Accounting Principles (GAAP).

2002 was a record-setting year for Select Comfort in revenues, units sold, new products and profit. The same strategies that drove our turnaround in 2001 led to significant growth and the best year in our history in 2002. Following are a few highlights from this memorable year.

Increased Awareness

- Increased investment in media by 34 percent—including substantial growth in national television advertising.
- Expanded successful SLEEP NUMBER® retail advertising campaign to 16 markets, representing approximately 36 percent of our sales.
- Increased average unaided consumer brand awareness to 15 percent in lead Sleep Number® advertising markets.

Expanded Distribution

- Achieved same-store sales growth of 27 percent for total-year 2002, and 38 percent in fourth quarter. Stores with annual sales exceeding $1 million grew from 10 percent to 24 percent of total stores in 2002.
- Established wholesale partnerships to sell Sleep Number® beds at 45 Sleep Train® stores in California and 20 Sleep America® stores in Arizona.
- Began partnership with Winnebago Industries to offer Sleep Number® beds in select high-end Winnebago® motorcoach models.

Accelerated Product and Service Innovation

- Introduced newly redesigned or enhanced Sleep Number® bed models at all price points in 2002, marking the company's most aggressive product innovation year ever.
- Launched the Expanded Queen size in all Sleep Number® bed models, as well as the Precision Comfort™ adjustable foundation in select markets.
- Expanded home delivery coverage to 82 percent of retail stores.

Strengthened Financial Model

- Increased sales by $74 million and improved operating margin to 6.3 percent.
- Generated $36 million of cash flow from operations.
- Ended the year with $41 million in cash and marketable securities and no interest-bearing debt.

Letter from the President



In 2002, we accelerated awareness of the SLEEP NUMBER® brand and generated strong, profitable growth. In 2003, our objective is to demonstrate our significant, long-term growth potential.

2002 was an extraordinary year for Select Comfort, full of life-changing moments for our customers, unprecedented return for our investors and career-best accomplishments for our employees. It was a year of many victories.

Our goal entering 2002 was clear: achieve profitable growth. And our strategies for achieving that growth have been equally clear—increase consumer awareness, expand distribution, reinvigorate product innovation, strengthen our financial position and develop our people.

Although the weakened U.S. economy battered consumer confidence in 2002, and overall bedding industry sales were soft, Select Comfort forged ahead, proving our growth strategies. With a focus on creating increased consumer demand for the Sleep Number® bed, we emerged from 2002 even stronger than we began, with four consecutive quarters of year-over-year revenue growth in excess of 20 percent.

Momentum driving growth

We are confident that our opportunity for continued growth remains strong, and 2003 is already off to a record-setting start. Today, we have less than five percent market share and unaided brand awareness nationwide, and feel we have only begun to scratch the surface of the nearly $8 billion bedding industry. We have the market and geographic opportunity to double our store count and the proven ability to drive significant growth even in our most developed markets. Fueled by our strong cash flow from operations, we believe we are uniquely positioned for growth.

We have been pleased by our ability to sustain growth rates in our most established markets. In Minneapolis, for example, where we opened our first store in 1992, we have 26 percent unaided brand awareness and market share approaching 20 percent, and we had same-store sales growth of 35 percent in 2002. This continued growth in mature markets demonstrates how momentum for our brand and company builds each day as more consumers discover the benefits of our Sleep Number® bed.


28
percent revenue growth
in 2002


21
million dollars in
operating income

We are continuing our proven growth strategies in 2003, including increasing television and radio advertising, further expanding our retail store base, remodeling close to one-third of our stores, launching continued product improvements and innovation, and strengthening our people and systems to efficiently support our growth objectives.

Also in 2003, we are maximizing the strength of our unique make-to-order manufacturing process which allows us to expand manufacturing capacity while maintaining low levels of inventory. This gives us the opportunity to leverage our fixed cost structure in plants, stores and headquarters, furthering our goal of steadily improving profit margin.

Our long-term goal remains to become the leading brand in the bed industry, both in product innovation and revenue share, and we will continue to aggressively advance our existing strategies and capitalize on market opportunities to achieve that goal.

Focused on the decade ahead

I am so proud to have been part of Select Comfort in 2002, and I'm thankful to our employees, suppliers, business partners and shareholders who recognized a diamond in the rough and stuck with us as the edges were polished to reveal the brightness of this great company and product.

2002 was undeniably rewarding, and we're taking what we learned and using it to our advantage going forward. But 2002 is behind us. We remain focused on our vision of transforming an industry and improving the way the world sleeps, and we will continue to be bold and aggressive in our growth plans for achieving that vision.

Onward and upward,

Bill McLaughlin
President and CEO
Sleep Number® 55

Building Awareness: The Power of the Sleep Number®

"I actually don't mind waking up on Mondays anymore because the Sleep Number bed reduces the aches and pains associated with football. I LOVE my bed."
Kevan Barlow
Professional Football Player
Sleep Number® 40

"Both my husband and I are firefighters, so getting good rest is very important for us. After we got our Sleep Number bed, we feel more alive and refreshed; ready for whatever our next day brings to us."
Tom and Sandie Youngblom
Sleep Number® 35 and 40

"We launched the SLEEP NUMBER® brand and advertising campaign in 2001, successfully building awareness, traffic and sales. Yet as we expanded the reach of the campaign in 2002, we couldn't have predicted just how quickly and powerfully it would propel our growth. To further accelerate our momentum in 2003, we plan to strategically increase media investment, making millions more consumers aware of the compelling benefits of the Sleep Number® bed."
Noel Schenker, Senior Vice President, Marketing and New Business Development, Sleep Number® 35

With less than five percent national unaided awareness for the Sleep Number® brand today, we have opportunity for sustained growth by helping consumers discover our innovative bed, product benefits and store locations. In 2002, we achieved substantial progress toward this goal by extending the reach and impact of our award-winning Sleep Number® advertising campaign.

We introduced the Sleep Number® campaign in 2001 in eight retail markets, and doubled that number in 2002. Less than two years after creation of the Sleep Number® brand, unaided consumer awareness grew as high as 26 percent—and averaged 15 percent—in lead advertising markets. In 2003, we are expanding the campaign to 20 markets, representing approximately 46 percent of our retail sales and one-fourth of U.S. households.

We also extended the reach of our successful local radio personality endorsement program in 2002, ending the year with radio personalities in approximately half of our retail markets.

Building national advertising
In addition to local-market advertising, we dramatically increased spending on national television and radio in 2002, using a new infomercial and direct-response advertising to increase general awareness for the Sleep Number® bed.

Also in 2002, we began sponsoring Garrison Keillor's *A Prairie Home Companion®* on National Public Radio®, and continued our highly effective national radio personality advertising led by Paul Harvey and Rush Limbaugh.


20%
15%
10%
5%
Jan 01
Jul 01
Jan 03

Unaided Sleep Number® brand awareness in lead Sleep Number® advertising markets.


THE
SLEEP NUMBER
BED
select comfort

2003

We will continue to invest in advertising to build awareness, sales and market share in 2003. We plan to increase media spending by 25 percent this year, to $50 million or more, versus nearly $40 million in 2002 and nearly $30 million in 2001.

During the year, we will focus on expanding the impact of our national advertising. In addition to increasing our media weight, we have introduced actress Lindsay Wagner as our newest national spokesperson. Ms. Wagner will appear in television, radio and print advertising. The ads debuted in first quarter, and will continue throughout 2003.

As we entered 2003, we added several new television and radio spots to our local Sleep Number® retail advertising campaign. We also plan to extend the reach of our local radio personality endorsement program to cover every Select Comfort retail market.

The Sleep Number® brand is building quickly and cumulatively. Every dollar spent locally or nationally is adding to the awareness created by previous media investments, fueling accelerated momentum and building a powerful consumer franchise.

We are investing and expanding our advertising and consumer marketing in a disciplined and strategic way to drive brand awareness and profitably generate customer interest, traffic and sales.

39

million dollars spent on advertising in 2002

We plan to increase media spending by 25 percent this year, to $50 million or more, compared to nearly $40 million in 2002.



Man: Well, we started experimenting in the 70s with a round bed.



Man: Then we tried the waterbed.

Woman: Oh boy.



Man: Then we moved on to the one with the space foam.



Man: But now we've got the Sleep Number bed everybody's talking about.



Man: We sleep perfectly with my side at 60

Woman: And mine at 30.


30
60

Man: So finally, we can stop experimenting.



Woman: That's what you think, Tiger.



Narrator: Over two million people have found that a Sleep Number is the key to a perfect night's sleep. It's time to find yours at a Select Comfort store.


select comfort

Innovating Products: A Year of Creation





During 2002, we introduced more new products and product enhancements than in any other year. The newly redesigned bed models include the Sleep Number® 5000 (top) and Sleep Number® 7000 (bottom).

"2002 was a year of innovation. We enhanced or redesigned nearly all of our core products, and successfully introduced new product lines and differentiated accessories. Our efforts in 2003 and beyond will continue to be focused on new product development and technology innovation to improve comfort and sleep."

Jim Gifft, Vice President,
Product Development, Sleep Number® 35

Select Comfort has long been the leader in the manufacturing and marketing of adjustable-firmness mattresses and is a pacesetter in sleep knowledge and research. In 2002, we made significant progress in product development with the introduction of several new products and services and the enhancement of all of our existing bed models.

"It's a big difference from a regular mattress. Select Comfort helps me to reach an ideal comfort level— my Sleep Number is 30."

Kevin Garnett
Professional basketball player
Sleep Number® 30

- In January, we introduced a new model of our best-selling Sleep Number® 5000 bed with several features designed for greater comfort and support, at no increase in price.
- In May, we introduced the Sleep Number® 3000 European-style™ Pillowtop bed for added comfort at an affordable price.
- In June, we upgraded the Sleep Number® 4000 to include our popular Sleep Number® Firmness Control System™.
- In October, we introduced the new Sleep Number® 7000, which was completely redesigned to become the most comfortable and luxurious Sleep Number® bed ever offered.

During 2002, we also introduced the Precision Comfort™ adjustable foundation in selected markets across the U.S., and the Expanded Queen size in all Sleep Number® bed models, featuring a 10 percent larger sleeping area than a traditional queen-size bed.

To eliminate the need for a metal bed frame, Select Comfort also introduced proprietary foundation legs—an attractive, durable feature popular among consumers.


25
thousand testimonials from satisfied customers



"We considered moving up to a king-size bed, but decided to choose the Expanded Queen—it is wonderful! We really love this bed and have shared our feelings with many people."
Victoria Greer
Sleep Number® 40

As a result of new product introductions, the proportion of unit sales represented by our two highest-end bed models grew by eight percentage points in company-owned channels in 2002, and average selling price per bed grew by 10 percent over 2001.

In 2003, we will continue to offer ongoing product news, including launching the oversized SLEEP NUMBER® Grand King™ bed, expanding distribution of the Precision Comfort™ adjustable foundation nationwide and expanding our successful bedding and accessory collection.



1. I-beam construction
2. Dual-adjustable air chambers
3. Firmness Control System™
4. High-density foam perimeter
5. Plush Pillowtop style
6. High-quality Belgian Damask fabric
7. Exclusive modular foundation

Unlike traditional mattresses made from metal coils or springs, the Sleep Number® bed uses proprietary air-chamber technology which can be easily adjusted to an individual's preference for comfort, firmness and support. Adjustments are made at the touch of a button on a hand-held remote control which digitally displays each sleeper's preferred comfort setting—their Sleep Number® Every Sleep Number® bed features a patented Firmness Control System™, a compact air-pump system that is used to regulate the firmness of the bed's internal air chambers.



70
25
FIRMER
SOFTER



25

Expanding Distribution: Within and Beyond Company Stores

"We achieved 27 percent comparable store sales growth in our company-owned stores in 2002, and more than doubled our number of 'million dollar stores.' We broadened our distribution with the addition of two key retail partners, the inclusion of Sleep Number® beds as standard equipment in selected Winnebago motorcoaches, and a growing presence on QVC. We have a promising long-term growth opportunity to double the number of Select Comfort stores and expand our wholesale presence."

Keith Spurgeon, Senior Vice President, Sales, Sleep Number® 90

321

Sleep Number® and Select Comfort® retail stores across the United States

In 2002, average sales per store were $817,000, up from $626,000 in 2001.

Today, 95 percent of Select Comfort's revenue is generated through our company-owned retail stores, call center and web sites. This provides us with a distinct advantage in customer knowledge and margin retention versus competing bed manufacturers, who primarily sell through third-party retailers. In 2002, each of these channels shattered sales goals and recorded double-digit sales growth. Driving the success in 2002 was increased advertising, new products, a new selling process and an exceptionally strong, high-quality sales force.

The remaining five percent of Select Comfort's sales come from wholesale partners—representing an area of potential growth and opportunity. In 2002, we expanded our successful relationship with Benchmark Home Furnishings and we established partnerships to sell SLEEP NUMBER® beds at 45 Sleep Train® stores in California and 20 Sleep America® stores in Arizona. These new channels are designed to make it easier for consumers to find the Sleep Number® bed, and importantly, to leverage Sleep Number® advertising across a greater number of stores to increase efficiency of spending.

In 2002, we also began a partnership with Winnebago Industries to offer Sleep Number® beds in selected high-end motorcoach models, and continued our successful relationship with QVC® to sell beds directly to their customers on television.


Retail
77%
Direct
14%
Wholesale
5%
E-commerce
4%

Percentage of Sales by Distribution Channel in 2002

2003

Today, we operate 321 stores in 46 states. In 2003, we expect to increase our store base to approximately 340 stores, and to remodel as many as 100 older stores to reflect the imagery of the Sleep Number® brand. This will be the most significant enhancement to our core growth strategies in 2003.

"The focus of our day-to-day operation at Select Comfort is on total quality—product, process, material, cost management, volume agility, and the customer experience."

Greg Kliner, Senior Vice President, Operations, Sleep Number® 35



Strengthening Our Financial Position, People and Systems: Record Sales Drive Growth and Investment

"We continue to improve our systems and processes to provide a better customer experience, from the initial sales process through home delivery and customer service. One of our key opportunities for growth lies in our unique, integrated view of our customer across all of our sales channels."

Mike Thyken, Senior Vice President and Chief Information Officer, Sleep Number® 45

Select Comfort emerged from 2002 a strong and profitable organization, uniquely positioned for growth and opportunity. In addition to generating 28 percent sales growth, we increased our operating margin to 6.3 percent. We also grew our investment in media and marketing by over 30 percent and invested nearly $8 million in capital projects, while surpassing our profit target and generating cash flow from operations of $36 million. We ended 2002 with cash and marketable securities of nearly $41 million, a $24 million increase over 2001 even after an investment in capital projects and the early repayment of $5 million of debt.

Make-to-order manufacturing

Unlike traditional bed manufacturers who are dependent upon a stock of finished-goods inventory to fill orders, we operate on a just-in-time process of inventory and order fulfillment—making beds as orders are received and delivering them directly to the customer. This allows us to maintain low levels of inventory, to minimize working capital utilization, and to generate an accelerated cash-conversion cycle. As we grow, we are using this cash flow to invest in distribution expansion, advertising and systems improvement—generating a continuous cycle of consistent growth and improved margin.

Investing in our systems

We are investing in improving the foundation of our information systems in 2003. One key initiative is an Oracle® system upgrade, which is a key building block in enabling long-range plans for expansion and growth of our business. Our plans to expand existing channels and develop new products, new sales channels and new geographic markets require dependable, integrated technology support that should be provided by the Oracle® applications.

Investing in our employees

We are committed to developing the strength and expertise of our employees. We are building an expanded training and development program, and we continuously encourage our employees to embrace change, build their knowledge and explore different careers and functions within the company.

"With our positive cash flow from operations, we have significant resources to leverage our unique financial model and invest in future growth."

Jim Raabe, Senior Vice President and Chief Financial Officer, Sleep Number® 25

"Working for Select Comfort is an incredible experience. Select Comfort to me represents a passion for people and a commitment to change their lives, one bed at a time."

Tina Palacios, Senior Store Sales Manager, Sleep Number® 35

"Select Comfort has always offered more than a typical job, because it is such a mission-driven company. Our mission is simple and powerful: 'To improve people's lives by improving their sleep.' When I do my job well, I know I've made a difference."

Tim Werner, Vice President, Retail Partners, Sleep Number® 55


41
million dollars in cash and marketable securities at year-end 2002

"I have worked for Select Comfort for four years, and can truly say that I am proud to be part of such an amazing team."

Robyn Dexter, Regional Trainer, Sleep Number® 45

Selected Consolidated Financial Data

(in thousands, except per share and selected operating data, unless otherwise indicated)

The data presented below have been derived from our Consolidated Financial Statements and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and Notes thereto included in this Annual Report:

	2002	2001	2000	1999	1998
Consolidated Statements of Operations Data					
Net sales	$335,795	$261,687	$270,077	$273,767	$246,269
Gross profit	209,999	154,477	154,476	163,847	147,884
Operating expenses:					
Sales and marketing	155,890	138,417	149,283	147,929	116,696
General and administrative	32,854	25,296	29,211	29,213	19,723
Store closings and asset impairments	233	1,366	1,952	1,498	20
Operating income (loss) (1)	21,022	(10,602)	(25,970)	(14,793)	11,445
Net income (loss)	37,122	(12,066)	(37,214)	(8,204)	5,195
Net income (loss) per share:					
Basic	$ 1.51	$ (0.66)	$ (2.09)	$ (0.45)	$ 0.74
Diluted	$ 1.09	$ (0.66)	$ (2.09)	$ (0.45)	$ 0.19
Pro forma (2)	$ 0.37	$ (0.41)	$ (0.89)	$ (0.45)	$ 0.19
Shares used in calculation of net income (loss) per share (2):					
Basic	24,549	18,157	17,848	18,300	4,114
Diluted and pro forma (2)	34,532	18,157	17,848	18,300	15,928
Consolidated Balance Sheet Data					
Cash, cash equivalents and marketable securities	$ 40,824	$ 16,375	$ 5,448	$ 27,570	$ 45,561
Working capital	26,765	(3,739)	(12,431)	14,470	42,249
Total assets	108,331	67,436	64,672	95,363	106,234
Long-term debt, less current maturities	2,991	17,109	2,322	36	29
Total shareholders' equity	54,515	6,772	16,600	52,872	70,691
Selected Operating Data					
Stores open at period end (3)	322	328	333	341	264
Stores opened during period	15	11	19	79	65
Stores closed during period	21	16	27	2	1
Average net sales per store (000s) (4)	$ 817	$ 626	$ 636	$ 644	$ 664
Percentage of stores with more than $1.0 million in net sales (4)	24.1%	9.8%	11.8%	12.6%	12.6%
Comparable store sales increase (decrease) (5)	26.8%	(3.8)%	0.2%	4.7%	23.5%
Average square footage per store open during period (4)	972	941	913	893	894
Net sales per square foot (4)	$ 841	$ 666	$ 697	$ 721	$ 743
Average store age (in months at period end)	61	51	41	31	26
EBITDA (000s) (6)	$ 30,018	$ (1,371)	$ (18,288)	$ (8,214)	$ 16,764

(1) Includes charges for store closings and asset impairments of $0.2 million, $1.4 million, $2.0 million, $1.5 million and $0.0 million for 2002, 2001, 2000, 1999 and 1998, respectively. See Note 4 to our Consolidated Financial Statements.

(2) Pro forma net income (loss) per share reflects the effects on net income from specific non-recurring items and from the recognition of an income tax benefit (provision) for years where a regular tax provision, at a rate of 38%, was not recorded. Generally accepted accounting principles (GAAP) did not allow us to reduce net income for income tax expense in 2002 or to provide an income tax benefit in 2001 or 2000. Because we expect to record income tax in future periods, we believe pro forma net income (loss) per share provides a more meaningful comparison than GAAP net income (loss) per share for the periods presented and future periods.

In addition, we excluded the effect of the extraordinary after-tax, non-cash charges associated with early repayment of our $5.0 million of 12% senior secured debt in December 2002 because we have no remaining debt which could result in a similar charge in the future. A reconciliation of diluted net income (loss) per share (as determined in accordance with GAAP) to pro forma net income (loss) per share is as follows:

	2002	2001	2000
GAAP diluted net income (loss) per share	$ 1.09	$(0.66)	$(2.09)
Effect of:			
Income tax benefit (provision) at 38% of income before tax	(0.22)	0.25	0.55
Charges from early repayment of debt	0.02	—	—
(Restoration) write-off of deferred tax asset	(0.52)	—	0.65
Pro forma diluted net income (loss) per share	$ 0.37	$(0.41)	$(0.89)

(3) Includes stores operated in leased departments within other retail stores (13, 22, 25, 45 and 14 at the end of 2002, 2001, 2000, 1999 and 1998, respectively).

(4) For stores open during the entire period indicated.

(5) Stores enter the comparable store calculation in the 13th full month of operation. The number of comparable stores used to calculate such data was 307, 317, 314, 262 and 199 for 2002, 2001, 2000, 1999 and 1998, respectively. Our 1998 comparable store sales increase reflects adjustments for an additional week of sales in 1997. Without adjusting for the additional week, comparable store sales would have been 17.9% in 1998.

(6) Earnings before interest, income taxes, depreciation and amortization (EBITDA) is a key financial measure but should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with GAAP). We believe that EBITDA is a useful supplement to net income and other income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures. A reconciliation of income (loss) before income taxes and extraordinary loss to EBITDA for each of the fiscal years indicated is as follows:

	2002	2001	2000	1999	1998
Income (loss) before income taxes and extraordinary loss	$19,740	$(12,066)	$(25,622)	$(13,022)	$ 4,404
Interest (income) expense, net	1,084	1,125	(1,056)	(1,887)	7,009
Depreciation and amortization	9,194	9,570	8,390	6,695	5,351
EBITDA	$30,018	$ (1,371)	$(18,288)	$ (8,214)	$16,764

Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

The discussion in this Annual Report contains certain forward-looking statements that relate to future plans, events, financial results or performance. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "will," "should," "could," "expect," "anticipate," "believe," "estimate," "plan," "project," "predict," "intend," "potential," "continue" or the negative of these or similar terms. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, among others, such factors as general and industry economic trends, uncertainties arising from the possibility of war and other global events, consumer confidence, effectiveness of our advertising and promotional efforts, advertising rates, acceptance of our products and sleep technology, industry competition, our dependence on significant and sole-source suppliers, including Conseco Finance for extension of consumer credit, and the vulnerability of any suppliers to recessionary pressures, liquidity concerns or other factors, government regulation, including anticipated future regulation of direct marketing telephone solicitation, bedding flammability standards, and risks inherent in conversion of enterprise information systems. Additional information concerning these and other risks and uncertainties is contained in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K.

OVERVIEW AND CRITICAL ACCOUNTING POLICIES

We are the leading developer, manufacturer and marketer of premium-quality, adjustable-firmness beds. The air-chamber technology of our proprietary Sleep Number® bed allows adjustable firmness on each side of the mattress and provides a sleep surface that is clinically proven to provide better sleep quality and greater relief of back pain compared to traditional mattress products.

Our critical accounting policies relate to revenue recognition, accrued sales returns, accrued warranty costs and impairment of long-lived assets and long-lived assets to be disposed of by us. The effect of these policies on our financial statements is incorporated in the discussion below.

Net sales

We generate revenue by selling our products through four complementary distribution channels. Three of these channels, retail, direct marketing and e-commerce, are company-controlled and sell directly to consumers. Our wholesale channel sells to leading home furnishings retailers, specialty bedding retailers and the QVC® shopping channel.

Revenue recognition. We record revenue at the time product is shipped to our customer, except when beds are delivered and set up by our home delivery employees, in which case revenue is recorded at the time the bed is delivered and set up in the home.

Accrued sales returns. We reduce sales at the time revenue is recognized for estimated returns. This estimate is based on historical return rates, which are reasonably consistent from period to period. If actual returns vary from expected rates, revenue in future periods is adjusted, which could have a material adverse effect on future results of operations.

Channel sales. The proportion of our total net sales, by dollar volume, from each of our channels during the last three years is summarized as follows:

	2002	2001	2000
Retail	77%	78%	79%
Direct marketing	14%	15%	18%
E-commerce	4%	3%	3%
Wholesale	5%	4%	0%

The number of company-operated retail locations during the last three years is summarized as follows:

	2002	2001	2000
Beginning of year	328	333	341
Opened	15	11	19
Closed	(21)	(16)	(27)
End of year	322	328	333

We anticipate opening 20 to 30 new retail stores and expect to close approximately five stores in 2003. Company-operated stores included leased departments within 13, 22 and 25 Bed, Bath & Beyond stores as of 2002, 2001 and 2000, respectively.

Comparable store sales increased (decreased) by 26.8%, (3.8)% and 0.2% in 2002, 2001 and 2000, respectively. In 2002, total net sales and comparable store sales were positively affected by the increased investment in advertising and improved product mix that resulted from improvements in our product line, the design of our promotional programs and improvements in our selling process.

Cost of sales

Cost of sales includes costs associated with purchasing materials, manufacturing costs and delivering our products to our customers. In 2002, we elected to reclassify costs associated with the delivery of our products to customers from sales and marketing expenses to cost of sales. As a result of this change, cost of sales increased and sales and marketing expenses decreased. This change in classification does not affect operating income or net income.

Accrued warranty costs. Cost of sales also includes estimated costs to service warranty claims of customers. This estimate is based on historical claim rates during the warranty period. Because this estimate covers an extended period of time, a revision of estimated claim rates could result in a significant adjustment of estimated future costs of fulfilling warranty commitments. An increase in estimated claim rates could have a material adverse effect on future results of operations.

Gross profit

Our gross profit margin is dependent on a number of factors and may fluctuate from quarter to quarter. These factors include the mix of products sold, the level at which we offer promotional discounts to purchase our products, the cost of materials and manufacturing and the mix of sales between wholesale and company-controlled distribution channels. Sales directly to consumers through company-controlled channels generally generate higher gross margins than sales through our wholesale channels because we capture both the manufacturer's and retailer's margin.

Sales and marketing expenses

Sales and marketing expenses include advertising and media production, other marketing and selling materials such as brochures, videos, customer mailings and in-store signage, sales compensation, store occupancy costs and customer service. In 2002, we elected to reclassify costs associated with the delivery of our products to customers from sales and marketing expenses to cost of sales. As a result of this change, cost of sales increased and sales and marketing expenses decreased. This change in classification does not affect operating income or net income. Store opening costs are expensed as incurred and advertising costs are expensed the first time the advertisement is aired.

Advertising expense was $39.5 million in 2002, $29.5 million in 2001 and $31.3 million in 2000. Future advertising expenditures will depend on the effectiveness and efficiency of the advertising in creating awareness of our products and brand name, generating consumer inquiries and driving consumer traffic to our points of sale. We anticipate that full-year advertising expenditures in 2003 will approximate $50 million.

General and administrative expenses

General and administrative expenses include costs associated with management of functional areas, including information technology, investor relations, risk management and research and development. Costs include salary, bonus and benefits, information hardware, software and maintenance, office facilities, insurance and shareholder relations costs and other overhead.

Store closing and asset impairment expenses

We evaluate our long-lived assets, including leaseholds and fixtures in existing stores and stores expected to be remodeled, based on expected cash flows through the remainder of the lease term after considering the potential impact of planned operational improvements and marketing programs. Expected cash flows may not be realized, which could cause long-lived assets to become impaired in future periods and could have a material adverse effect on future results of operations. Store assets are written off when we believe these costs will not be recovered through future operations.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, our results of operations expressed as percentages of net sales.

	Percentage of Net Sales		
	2002	**2001**	**2000**
Net sales	100.0%	100.0%	100.0%
Cost of sales	37.5	41.0	42.8
Gross profit	62.5	59.0	57.2
Operating expenses:			
Sales and marketing	46.4	52.9	55.3
General and administrative	9.8	9.7	10.8
Store closings and asset impairments	0.1	0.5	0.7
Total operating expenses	56.3	63.1	66.8
Operating income (loss)	6.3	(4.0)	(9.6)
Other income (expense), net	(0.4)	(0.6)	0.1
Income (loss) before income taxes and extraordinary loss	5.9	(4.6)	(9.5)
Income tax (benefit) expense	(5.3)	0.0	4.3
Income (loss) before extraordinary loss	11.2	(4.6)	(13.8)
Extraordinary loss, net of tax	(0.1)	0.0	0.0
Net income (loss)	11.1%	(4.6)%	(13.8)%

Quarterly and annual operating results may fluctuate significantly as a result of a variety of factors, including increases or decreases in comparable store sales, the timing, amount and effectiveness of advertising expenditures, any changes in sales return rates or warranty experience, the timing of new store openings and related expenses, net sales contributed by new stores, competitive factors, any disruptions in supplies or third-party service providers and general economic conditions and consumer confidence. Furthermore, a substantial portion of net sales is often realized in the last month of a quarter, due in part to our promotional schedule and commission structure. As a result, we may be unable to adjust spending in a timely manner, and our business, financial condition and operating results may be significantly harmed. Our historical results of operations may not be indicative of the results that may be achieved for any future period.

COMPARISON OF 2002 AND 2001

Net sales

Net sales in 2002 increased 28% to $335.8 million from $261.7 million in 2001 due to a 15% increase in mattress unit sales and higher average selling prices resulting primarily from improvements in product mix and lower return rates. The increase in net sales by sales channel was attributable to (i) a $54.9 million increase in sales from company-controlled retail stores, including an increase in comparable store sales of $52.9 million, (ii) a $7.9 million increase in direct marketing sales, (iii) a $5.9 million increase in sales from our wholesale channel and (iv) a $5.4 million increase in sales from our e-commerce channel.

Gross profit

Gross profit margin increased to 62.5% in 2002 from 59.0% in 2001 primarily due to improved product sales mix, savings in processing returned product, reduced product delivery costs, reduced warranty claim rates resulting from improved product quality and greater manufacturing leverage.

Sales and marketing expenses

Sales and marketing expenses in 2002 increased 13% to $155.9 million from $138.4 million in 2001, but decreased as a percentage of net sales to 46.4% in 2002 from 52.9% in 2001. The $17.5 million increase was primarily due to additional media investments, sales-based compensation and retail occupancy costs. The decrease as a percentage of net sales was attributable to greater leverage in fixed selling expenses and lower-cost promotional offerings.

General and administrative expenses

General and administrative (G&A) expenses increased 30% to $32.9 million in 2002 from $25.3 million in 2001. Of the increase, $5.9 million was due to additional incentive compensation costs resulting from our improved performance, with the remaining increase primarily resulting from an increased investment in information technology. We expect G&A growth rates to be lower in the future due to planned lower incentive compensation costs.

Store closing and asset impairment expenses

Store closing and asset impairment expenses in 2002 were $0.2 million compared to $1.4 million in 2001. In 2002, the entire amount represented impairments related to store closures. In 2001, the expenses included $1.0 million related to store closures and $0.4 million related primarily to the write-off of unusable fixtures for the merchandising of our sleeper sofa products.

Other income (expense), net

Other expense decreased $0.2 million to approximately $1.3 million in 2002 from $1.5 million in 2001. The decrease was primarily due to an increase in interest income from our improved cash position, partially offset by increased interest expense associated with our senior secured debt. This debt was paid off in December 2002.

Income tax (benefit) expense

Income tax benefit was $17.8 million in 2002 as compared to zero in 2001. The $17.8 million income tax benefit for 2002 was the result of recording a non-recurring, non-operating, non-cash addition to earnings due to the expected realization of tax benefits from net operating loss carryforwards and other deferred tax assets. We expect to begin recording income tax expense at an estimated rate of 38% during 2003.

COMPARISON OF 2001 AND 2000

Net sales

Net sales in 2001 decreased 3% to $261.7 million from $270.1 million in 2000 due primarily to a decrease in mattress unit sales and lower average selling prices. The average selling price per mattress set declined slightly as a result of lower selling prices for products sold to QVC and wholesale customers, slightly offset by higher average selling prices in our company-controlled distribution channels. The change in net sales was attributable to (i) an $8.5 million decrease in sales from company-controlled retail stores, including a decrease in comparable store sales of $7.7 million, (ii) an $8.6 million decrease in direct marketing sales, (iii) a $9.1 million increase in sales from our wholesale channel and (iv) a $0.1 million increase in sales from our e-commerce channel.

Gross profit

Gross profit margin in 2001 increased to 59.0% from 57.2% in 2000 primarily due to reduced warranty claim rates resulting from improved product quality, savings in processing returned product and improved product sales mix, partially offset by increased product delivery costs.

Sales and marketing expenses

Sales and marketing expenses in 2001 decreased 7% to $138.4 million from $149.3 million in 2000 and decreased as a percentage of net sales to 52.9% in 2001 from 55.3% in 2000. The $10.9 million decrease in expenses and the decrease as a percentage of net sales were primarily due to reductions in promotional and fulfillment materials, reduced sales support staffing and lower retail occupancy costs, partially offset by increases in media production expense.

General and administrative expenses

General and administrative expenses decreased 13% to $25.3 million in 2001 from $29.2 million in 2000. The $3.9 million decrease was primarily due to staffing reductions and reduced occupancy expense resulting from the consolidation of our two corporate offices.

Store closings and asset impairment expenses

Store closing and asset impairment expenses in 2001 were $1.4 million compared to $2.0 million in 2000. In 2001, the expenses included $1.0 million related to store closures and $0.4 million related primarily to the write-off of unusable fixtures for merchandising of our sleeper sofa products. In 2000, the expenses included $1.4 million related to the write-off of assets associated with the relocation of our headquarter offices, the write-off of web development costs and $0.6 million related to store closures.

Other income (expense), net

Other expense changed $1.8 million to approximately $1.5 million in 2001 from $0.3 million of other income in 2000. The change was primarily due to $1.4 million of interest expense from long-term debt and lower interest income due to lower cash levels in 2001.

Income tax (benefit) expense

Income tax expense decreased $11.6 million to $0.0 million in 2001 from $11.6 million in 2000. Income tax expense decreased as a result of not recognizing an income tax benefit from operating losses in 2001 and from the write-off of $21.6 million of net deferred tax assets in 2000.

LIQUIDITY AND CAPITAL RESOURCES

We generated cash from operations of $36.1 million in 2002 ($28.3 million of cash was generated after our $7.8 million investment in property and equipment). Historically, our primary source of capital has been from external sources, most recently from the completion of our $11.0 million convertible debt offering in June 2001 and our $5.0 million senior secured term debt financing in September 2001. The $11.0 million in convertible debt was converted to equity in the second quarter of 2002 and the $5.0 million of senior debt was prepaid in December 2002 with cash generated from operations. In February 2003, our board of directors approved an expanded share repurchase program of up to $12.5 million. We are currently pursuing a new bank revolving line of credit. While it is not currently anticipated that this line will be necessary for short- or long-term liquidity needs, the line would provide additional cash flexibility. Barring any unexpected significant external or internal developments, we expect current cash balances on hand and cash flow generated from operations to be sufficient to meet our short-term and long-term liquidity needs.

Net cash provided by (used in) operating activities in 2002, 2001 and 2000 was $36.1 million, $0.4 million and ($10.3) million, respectively. Net cash provided by operating activities in 2002 consisted primarily of net income adjusted for non-cash expenses and an increase in accrued compensation and benefits, partially offset by an increase in prepaid expenses. The increase in accrued compensation and benefits was due primarily to higher incentive compensation costs resulting from improved company performance, which were paid in early 2003. Prepaid expenses increased in 2002 primarily due to the timing of payments related to marketing and advertising expenditures.

Net cash provided by operating activities in 2001 consisted primarily of a decrease in inventories and prepaid expenses, partially offset by the net loss adjusted for non-cash expenses and a decrease in accounts payable and accrued sales returns. Inventory levels were reduced in 2001 as a result of two primary activities: (i) the closure of one of our manufacturing plants and (ii) a focus on reducing supplier lead-times, resulting in lower in-stock raw material levels required at our manufacturing plants. Prepaid expenses were reduced in 2001 as a result of lower prepaid advertising levels, consistent with the timing and form of media placements at the end of 2001 versus those in place at the end of 2000. The decrease in accounts payable in 2001 was due primarily to a decrease in the number of stores open at the end of 2001 and to extended payment terms being in place with some of our key suppliers at the end of 2000. The terms with those key suppliers had normalized at the end of 2001. The balance in our accrued sales returns in 2001 decreased as a result of the change in our sales return policy from 90 days at the end of 2000 to 30 days at the end of 2001. The shorter return period resulted in a smaller balance of sales that had not yet been returned at the end of 2001.

Net cash used in 2000 operating activities consisted primarily of the net loss adjusted for non-cash expenses and an increase in accounts receivable, partially offset by an increase in accounts payable. The increase in accounts receivable at the end of 2000 was primarily due to the timing of credit card settlements. Payables increased at the end of 2000 due to additional retail stores being open as of year-end and extended payment terms with suppliers.

Net cash provided by (used in) investing activities for 2002, 2001 and 2000 was ($21.5) million, ($0.9) million and $3.7 million, respectively. Investing activities consisted of purchases of property and equipment related to investment in information technology and the opening of new retail stores in all periods. In 2002, we made investments of $24.8 million in marketable securities and had $11.1 million of marketable securities mature. In 2001 and 2000 we liquidated $4.0 million and $16.2 million, respectively, of marketable securities to support our continuing operations. In 2003, we expect to open 20 to 30 new retail stores and to remodel approximately 100 stores. Our anticipated capital investment related to our new stores and remodeling is expected to be approximately $11.0 million. Total capital expenditures are expected to be approximately $18.0 million in 2003. We expect our new stores to be cash flow positive within the first 12 months of operation, and as a result, are not expected to have a significant negative effect on net cash provided by operations.

Net cash provided by (used in) financing activities for 2002, 2001 and 2000 was ($3.9) million, $15.4 million and $0.6 million, respectively. Net cash used in financing activities in 2002 resulted primarily from the repayment of our $5.0 million of senior secured debt. The total cash used in financing activities in 2002 was partially offset by cash received from the issuance of common stock related to the exercise of options and warrants. Net cash provided by financing activities in 2001 resulted from the issuance of common stock and from the financing of $11.0 million of convertible debt and $5.0 million of senior secured term debt. Fees and expenses of $1.0 million were netted against the proceeds from debt issuances. Net cash provided by financing activities in 2000 resulted from cash received from the issuance of common stock.

Our liquidity is impacted by minimum cash payment commitments resulting from long-term debt outstanding and operating leases. The table below outlines those minimum cash commitments, during the periods indicated (in thousands):

	Payments Due by Period				
	Total	<1 Year	1–3 Years	3–5 Years	>5 Years
Long-term debt	$ 4,011	11	4,000	–	–
Operating leases	76,519	15,641	27,853	21,037	11,988
Total	$ 80,530	15,652	31,853	21,037	11,988

In addition, we have secured a $1.0 million stand-by letter of credit with cash.

At December 28, 2002, we had net operating loss carryforwards for federal income tax purposes of approximately $20.9 million, of which $103,000 will expire between 2003 and 2006 and the remainder will expire between 2020 and 2021. We have recorded a valuation allowance of $641,000 for capital loss carryforwards that are not likely to be utilized within the applicable carryforward periods.

Consolidated Balance Sheets

December 28, 2002 and December 29, 2001
(in thousands, except share and per share amounts)

Assets	2002	2001
Current assets:		
Cash and cash equivalents	$ 27,176	$ 16,375
Marketable securities — current (note 2)	12,146	—
Accounts receivable, net of allowance for doubtful accounts of $340 and $311, respectively	3,270	2,623
Inventories (note 3)	8,980	8,086
Prepaid expenses	5,467	3,588
Deferred tax assets (note 8)	12,955	—
Total current assets	69,994	30,672
Marketable securities — non-current (note 2)	1,502	—
Property and equipment, net (note 4)	28,977	30,882
Deferred tax assets (note 8)	4,352	—
Other assets	3,506	5,882
Total assets	$ 108,331	$ 67,436

Liabilities and Shareholders' Equity		
Current liabilities:		
Current maturities of long-term debt (note 6)	$ 11	$ 28
Accounts payable	16,508	15,216
Accruals:		
Sales returns	3,181	3,624
Compensation and benefits	13,666	7,179
Taxes and withholding	2,779	3,032
Consumer prepayments	1,964	1,263
Other	5,120	4,069
Total current liabilities	43,229	34,411
Long-term debt, less current maturities (note 6)	2,991	17,109
Warranty costs	3,626	5,030
Other liabilities	3,970	4,114
Total liabilities	53,816	60,664
Shareholders' equity (notes 6, 7 and 10):		
Undesignated preferred stock; 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value; 95,000,000 shares authorized, 30,727,101 and 18,302,307 shares issued and outstanding, respectively	307	183
Additional paid-in capital	92,184	81,687
Accumulated deficit	(37,976)	(75,098)
Total shareholders' equity	54,515	6,772
Commitments and contingencies (notes 1, 5 and 11):		
Total liabilities and shareholders' equity	$ 108,331	$ 67,436

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

Years Ended December 28, 2002, December 29, 2001 and December 30, 2000
(in thousands, except per share amounts)

	2002	2001	2000
Net sales	$ 335,795	$ 261,687	$ 270,077
Cost of sales (note 1)	125,796	107,210	115,601
Gross profit	209,999	154,477	154,476
Operating expenses:			
Sales and marketing (note 1)	155,890	138,417	149,283
General and administrative	32,854	25,296	29,211
Store closings and asset impairments (note 4)	233	1,366	1,952
Total operating expenses	188,977	165,079	180,446
Operating income (loss)	21,022	(10,602)	(25,970)
Other income (expense):			
Interest income	571	237	1,082
Interest expense (note 6)	(1,655)	(1,362)	(26)
Equity in loss of affiliate	—	—	(642)
Other, net	(198)	(339)	(66)
Other income (expense), net	(1,282)	(1,464)	348
Income (loss) before income taxes and extraordinary loss	19,740	(12,066)	(25,622)
Income tax (benefit) expense (note 8)	(17,762)	—	11,592
Income (loss) before extraordinary loss	37,502	(12,066)	(37,214)
Extraordinary loss from early extinguishment of debt, net of tax of $234 (note 6)	(380)	—	—
Net income (loss)	$ 37,122	$ (12,066)	$ (37,214)
Basic net income (loss) per share (note 9):			
Income (loss) before extraordinary loss	$ 1.53	$ (0.66)	$ (2.09)
Extraordinary loss from early extinguishment of debt	(0.02)	—	—
Net income (loss) per share — basic	$ 1.51	$ (0.66)	$ (2.09)
Weighted average common shares — basic	24,549	18,157	17,848
Diluted net income (loss) per share (note 9):			
Income (loss) before extraordinary loss	$ 1.10	$ (0.66)	$ (2.09)
Extraordinary loss from early extinguishment of debt	(0.01)	—	—
Net income (loss) per share — diluted	$ 1.09	$ (0.66)	$ (2.09)
Weighted average common shares — diluted	34,532	18,157	17,848

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Years Ended December 28, 2002, December 29, 2001 and December 30, 2000
(in thousands, except share amounts)

	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2000	17,713,247	$ 177	$ 78,513	$ (25,818)	$ 52,872
Exercise of common stock options (note 7)	44,515	1	136	—	137
Issuance of common stock warrants	—	—	278	—	278
Employee stock purchases (note 10)	204,927	2	525	—	527
Net loss	—	—	—	(37,214)	(37,214)
Balance at December 30, 2000	17,962,689	180	79,452	(63,032)	16,600
Exercise of common stock options (note 7)	694	—	1	—	1
Issuance of common stock warrants	—	—	1,868	—	1,868
Employee stock purchases (note 10)	338,924	3	366	—	369
Net loss	—	—	—	(12,066)	(12,066)
Balance at December 29, 2001	18,302,307	183	81,687	(75,098)	6,772
Exercise of common stock options (note 7)	166,238	2	279	—	281
Exercise of common stock warrants	1,046,344	10	(10)	—	—
Conversion of convertible debt (note 6)	11,000,000	110	9,382	—	9,492
Employee stock purchases (note 10)	212,212	2	846	—	848
Net income	—	—	—	37,122	37,122
Balance at December 28, 2002	30,727,101	$ 307	$ 92,184	$ (37,976)	$ 54,515

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 28, 2002, December 29, 2001 and December 30, 2000
(in thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ 37,122	$ (12,066)	$ (37,214)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	9,194	9,570	8,390
Amortization of debt discount and deferred finance fees	1,279	512	19
Loss on disposal of assets and impaired assets	548	1,687	2,167
Deferred tax (benefit) expense	(17,307)	—	10,887
Change in operating assets and liabilities:			
Accounts receivable	(647)	70	(1,637)
Inventories	(894)	2,926	640
Prepaid expenses	(1,879)	2,023	80
Other assets	1,441	(2,244)	535
Accounts payable	1,292	(2,055)	1,360
Accrued compensation and benefits	6,487	1,154	(182)
Other accruals and liabilities	(492)	(1,163)	4,669
Net cash provided by (used in) operating activities	36,144	414	(10,286)
Cash flows from investing activities:			
Purchases of property and equipment	(7,802)	(4,859)	(12,084)
Investments in marketable securities	(24,780)	—	—
Proceeds from maturity of marketable securities	11,132	3,950	16,179
Investment in affiliate	—	—	(400)
Net cash (used in) provided by investing activities	(21,450)	(909)	3,695
Cash flows from financing activities:			
Principal payments on long-term debt	(5,022)	(38)	(16)
Proceeds from issuance of common stock	1,129	370	664
Net proceeds from long-term debt	—	15,040	—
Net cash (used in) provided by financing activities	(3,893)	15,372	648
Increase (decrease) in cash and cash equivalents	10,801	14,877	(5,943)
Cash and cash equivalents, at beginning of year	16,375	1,498	7,441
Cash and cash equivalents, at end of year	$ 27,176	$ 16,375	$ 1,498

Supplemental Disclosure of Cash Flow Information

	2002	2001	2000
Cash paid during the year for:			
Interest	$ 1,494	$ 182	$ 7
Income taxes	495	188	175
Non-cash impact of conversion of debt to equity	9,492	—	—

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Select Comfort Corporation and its wholly-owned subsidiaries (the Company) is the leading developer, manufacturer and marketer of premium quality, adjustable-firmness beds. The Company's fiscal year ends on the Saturday closest to December 31.

Financial Statement Presentation

Fiscal years 2002, 2001 and 2000 each had 52 weeks. Certain prior-year amounts have been reclassified to conform to the current-year presentation. In particular, the Company has elected to reclassify costs associated with delivery of its products to customers, from sales and marketing expense to cost of sales. As a result of this change in presentation, cost of sales increased and sales and marketing expenses decreased by $17,134,000 and $16,677,000 in 2001 and 2000, respectively. This change in classification does not affect operating income or net income.

Principles of Consolidation

The consolidated financial statements include the accounts of Select Comfort Corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. The Company had $1,000,000 of its cash and cash equivalents securing a standby letter of credit at December 28, 2002.

Marketable Securities

Investments with an original maturity of greater than 90 days are classified as marketable securities. Marketable securities include highly liquid investment grade debt instruments issued by the U.S. government and related agencies and municipalities and commercial paper issued by companies with investment grade ratings. The Company's investments have an original maturity of up to 24 months. Marketable securities with a remaining maturity of greater than one year are classified as long-term.

Inventories

Inventories include material, labor and overhead and are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and Equipment

Property and equipment, carried at cost, are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease, 10 years or the date a store remodel is expected to be completed.

Other Assets

Other assets include security deposits, patents, investments, trademarks, debt issuance costs and goodwill. Patents and trademarks are amortized using the straight-line method over periods ranging from 10 to 17 years. Debt issuance costs are amortized using the straight-line method over the term of the debt.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents and accounts receivable approximate fair value because of the short-term maturity of those instruments. The fair value of long-term debt approximates carrying value based on the Company's estimate of rates that would be available to it for debt of the same remaining maturities.

Stock Compensation

The Company records compensation expense for option grants under its stock option plan if the current market value of the underlying stock at the grant date exceeds the stock option exercise price. Pro forma disclosure of the impact on net earnings (loss) of applying an alternative method of recognizing stock compensation expense over the vesting period based on the fair value of all stock-based awards on the date of grant is presented in Note 7. If the Company issues options to non-employees, compensation expense is recognized based on the fair market value method.

Research and Development Costs

Costs incurred in connection with research and development are charged to expense as incurred. Research and development expense was $936,000, $1,086,000 and $889,000 in 2002, 2001 and 2000, respectively.

Pre-opening Costs

Costs associated with the opening of new stores are expensed as incurred.

Advertising Costs

The Company incurs advertising costs associated with print and broadcast advertisements. Such costs are charged to expense the first time the advertisement airs. Advertising expense was $39,477,000, $29,451,000 and $31,265,000 in 2002, 2001 and 2000, respectively.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against any portion of deferred tax assets when realization of the deferred tax asset is not considered more likely than not.

Earnings Per Share

Basic earnings (loss) per share excludes dilution and is computed by dividing the net income (loss) attributable to common shareholders by the weighted average number of common shares during the period. Diluted earnings (loss) per share includes potentially dilutive common shares consisting of stock options and warrants determined by the treasury stock method and dilutive convertible securities.

Accounting Estimates and Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Critical accounting policies consist of the following:

Revenue Recognition
Revenue is recognized at the time of shipment to customers for products shipped with outside, third party carriers. Revenue is recognized at the time of delivery for products delivered through our company-controlled home delivery system. In both cases, revenue is recognized net of estimated returns.

Impairment of Long-lived Assets and Long-lived Assets to be Disposed of
The Company reviews its long-lived assets, certain identifiable intangibles, and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The Company reviews store assets for possible impairment considering such factors as estimated store cash flows, lease termination provisions, and opportunities to impact future store operating results.

The test for goodwill impairment is a two-step process, and is performed on at least an annual basis. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of fair value of the reporting unit over the fair value of all identified assets and liabilities.

Beginning in 2002, the Company stopped amortizing goodwill according to SFAS Statement 142 "Goodwill and Other Intangible Assets." As a result, no amortization expense for goodwill was recorded in 2002. The carrying value of goodwill as of December 28, 2002 was $2,850,000. In 2001 and 2000, the Company recorded goodwill amortization expense of $374,000 ($0.02 per share) and $22,000 ($0.00 per share), respectively.

Accrued Warranty Costs
The Company provides a 20-year warranty on adjustable-firmness beds, the last 18 years of which are on a pro rated basis. Estimated warranty costs are expensed at the time of sale based on historical claims incurred by the Company. Actual warranty claim costs could differ from these estimates. The Company classifies as non-current those estimated warranty costs expected to be paid out in greater than one year.

As of December 28, 2002, $3,626,000 of the accrued warranty costs was considered long-term. The activity in the accrued warranty liability account is as follows (in thousands):

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions from Reserves	Balance at End of Year
2002	$ 6,287	$ 2,433	$ 3,540	$ 5,180
2001	7,181	2,708	3,602	6,287
2000	5,841	5,397	4,057	7,181

Accrued Sales Returns
Estimated sales returns are provided at the time of sale based upon historical sales returns. Returns are allowed by the Company for 30 nights following the sale.

New Accounting Pronouncements

The Financial Accounting Standards Board has issued statement SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities." Statement 146 revises the timing of when costs associated with an exit or disposal activity are recognized. This statement requires that an entity recognize the liability for a cost associated with an exit or disposal activity when the liability is incurred, rather than at the date of an entity's commitment to an exit plan as was previously allowed. The Company will account for any exit or disposal activities after December 28, 2002 under SFAS 146.

(2) MARKETABLE SECURITIES

Securities classified as held to maturity, which consist of securities that management has the ability and intent to hold to maturity, are carried at amortized cost and are summarized as follows as of December 28, 2002 (in thousands):

	Effective Interest Rate	Amortized Cost	Fair Value
Corporate securities	2.3%	$ 501	$ 501
U.S. government agencies	2.0	10,098	10,139
Commercial paper	1.4	3,049	3,052
		$ 13,648	$ 13,692

(3) INVENTORIES

Inventories consist of the following (in thousands):

	December 28, 2002	December 29, 2001
Raw materials	$2,669	$1,824
Work in progress	88	26
Finished goods	6,223	6,236
	$8,980	$8,086

(4) PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows (in thousands):

	December 28, 2002	December 29, 2001
Leasehold improvements	$ 37,638	$ 36,551
Office furniture and equipment	4,083	3,496
Production machinery and computer equipment	25,827	21,256
Less accumulated depreciation and amortization	(38,571)	(30,421)
	$ 28,977	$ 30,882

Store Closings and Asset Impairment Charges

Store closings and write-off expense was $233,000, $1,029,000 and $565,000 in 2002, 2001 and 2000, respectively.

In 2001 and 2000, the Company incurred charges of $337,000 and $1,387,000, respectively, related to the impairment of carrying values of certain non-store assets. In 2001, these charges related primarily to the write-off of unusable fixtures for merchandising of sleeper sofa products. In 2000, these charges included $741,000 related to asset write-offs resulting from the relocation of the Company's headquarters and $646,000 related to the write-off of web site software design costs.

(5) LEASES

The Company rents office and manufacturing space under four operating leases which, in addition to the minimum lease payments, require payment of a proportionate share of the real estate taxes and building operating expenses. The Company also rents retail space under operating leases which, in addition to the minimum lease payments, require payment of percentage rents based upon sales levels. Rent expense was as follows (in thousands):

	2002	2001	2000
Minimum rents	$ 16,213	$ 16,069	$ 17,589
Percentage rents	3,085	1,561	1,835
Total	$ 19,298	$ 17,630	$ 19,424
Equipment rent	$ 1,913	$ 2,003	$ 1,587

The aggregate minimum rental commitments under operating leases for subsequent years are as follows (in thousands):

2003	$ 15,641
2004	14,401
2005	13,452
2006	12,018
2007	9,019
Thereafter	11,988
	$ 76,519

(6) LONG-TERM DEBT

Long-term obligations under notes and capital leases are as follows (in thousands, except share and per share amounts):

	December 28, 2002	December 29, 2001
8% senior subordinated convertible notes due June 2006 (the Notes). Face amount of $11,000 net of $925 debt discount in 2001, with interest payable annually. Convertible into 11,000,000 shares of common stock at the rate of $1.00 per share	$ —	$ 10,075
12% senior secured debt due September 2006 (the Debt). Face amount of $5,000 net of $616 debt discount in 2001, with interest payable monthly	—	4,384
Non-interest bearing subordinated convertible debenture due November 2005. Face amount of $4,000 net of $1,009 debt discount, with an effective interest rate of 12% per annum. Convertible into 727,272 shares of common stock at the rate of $5.50 per share	2,991	2,645
Other	11	33
	3,002	17,137
Less current maturities	11	28
	$ 2,991	$ 17,109

The Notes were converted to 11,000,000 shares of common stock at the rate of $1.00 per share in 2002. The Debt was prepaid in 2002. All deferred financing costs were written off in connection with the early repayment of the Debt and have been reflected as an extraordinary loss.

The aggregate maturities of long-term debt for subsequent years are as follows (in thousands):

2003	$ 11
2004	—
2005	4,000
	$ 4,011

(7) SHAREHOLDERS' EQUITY

Stock Options

The Board of Directors has reserved 9,300,000 shares of common stock for options that may be granted to key employees, directors or others under the Company's stock option plans. Options available for grant at December 28, 2002 were 1,365,846.

A summary of the changes in the Company's stock option plans for each of the years in the three-year period ended December 28, 2002 is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2000		
(including 1,311,133 shares exercisable)	2,685,353	$9.92
Granted	1,307,700	4.64
Exercised	(44,515)	3.09
Canceled	(429,267)	9.44
Outstanding at December 30, 2000		
(including 1,726,097 shares exercisable)	3,519,271	8.08
Granted	1,766,900	1.03
Exercised	(694)	1.01
Canceled	(628,453)	8.74
Outstanding at December 29, 2001		
(including 2,034,877 shares exercisable)	4,657,024	5.32
Granted	952,600	3.26
Exercised	(166,238)	1.69
Canceled	(123,267)	3.97
Outstanding at December 28, 2002		
(including 2,980,786 shares exercisable)	5,320,119	$5.09

The following table summarizes information about options outstanding at December 28, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Shares	Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 0.45– 1.00	398,887	7.79	$ 0.99	142,804	$ 0.97
1.01– 2.75	2,107,216	8.59	1.75	898,538	1.64
2.76– 7.00	1,798,796	6.52	5.22	1,164,224	5.23
7.01–14.00	398,245	6.40	8.38	368,245	8.28
14.01–28.63	616,975	6.28	16.69	406,975	17.33
$ 0.45–28.63	5,320,119	7.40	$ 5.09	2,980,786	$ 5.97

No compensation cost has been recognized in the consolidated financial statements for employee stock option grants or the discount feature of the Company's employee stock purchase plan. Had the Company determined compensation cost based on the fair value at the grant date for its stock options and employee stock purchase plan under an alternative accounting method, the Company's net income (loss) would have been adjusted as outlined below (in thousands, except per share amounts):

		2002	2001	2000
Net income (loss):	As reported	$37,122	$(12,066)	$(37,214)
	Pro forma	$34,593	$(15,239)	$(39,763)
Income (loss) per share — basic:	As reported	$ 1.51	$ (0.66)	$ (2.09)
	Pro forma	$ 1.41	$ (0.84)	$ (2.23)
Income (loss) per share — diluted:	As reported	$ 1.09	$ (0.66)	$ (2.09)
	Pro forma	$ 1.02	$ (0.84)	$ (2.23)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2002	2001	2000
Expected dividend yield	0%	0%	0%
Expected stock price volatility	90%	90%	40%
Risk-free interest rate	2.0%	4.9%	5.9%
Expected life in years	3.6	3.5	3.6
Weighted-average fair value at grant date	$2.02	$0.34	$1.87

Warrants

The Company has issued warrants to various holders with outstanding issuances at December 28, 2002 summarized below:

Warrant Type	Exercise Price	Outstanding	Expiration Date
2001 Senior Secured Convertible Notes Financing	$ 1.00	3,380,000	6/6/11
2001 Senior Secured Debt Financing	1.02	922,819	9/26/06
Miscellaneous other warrants	1.20–5.56	562,256	5/17/04–6/6/11
	$1.00–5.56	4,865,075	5/17/04–6/6/11

The warrants issued in conjunction with the Notes and Debt were valued at $1,100,000 and $600,000, respectively, and were reflected in additional paid-in capital in the statement of shareholders' equity. The associated debt discount was amortized as interest expense over the term of the debt until the related debt was converted or was repaid (note 6).

Miscellaneous other warrants consist of warrants issued to various parties in lieu of cash payments. The value of these warrants was recognized as compensation expense with an offset to shareholders' equity utilizing the Black-Scholes pricing model with assumptions reflecting the market rates at the time of warrant issuance.

(8) INCOME TAXES

The (benefit) provision for income taxes consists of the following (in thousands):

	2002	2001	2000
Current:			
Federal	$ —	$ —	$ —
State	(340)	—	705
	(340)	—	705
Deferred:			
Federal	(12,739)	—	10,397
State	(4,683)	—	490
	(17,422)	—	10,887
Income tax (benefit) expense	$ (17,762)	$ —	$ 11,592

Effective tax rates differ from statutory federal income tax rates as follows:

	2002	2001	2000
Statutory federal income tax rate	35.0%	(35.0)%	(35.0)%
Change in valuation allowance	(123.3)	31.4	82.2
State income taxes, net of federal benefit	(1.8)	—	(1.1)
Other	0.1	3.6	(0.9)
	(90.0)%	0.0%	45.2%

The tax effects of temporary differences that give rise to deferred tax assets at December 28, 2002 and December 29, 2001 are as follows (in thousands):

Deferred tax assets:	2002	2001
Current:		
Net operating loss carryforwards	$ 7,904	$ —
Inventory, warranty and returns reserves	3,208	3,849
Allowance for doubtful accounts	129	118
Other	2,164	2,409
Long term:		
Net operating loss carryforwards	29	15,662
Depreciation	3,765	2,624
Other	749	516
Total gross deferred tax assets	17,948	25,178
Valuation allowance	(641)	(25,178)
Total net deferred tax assets	$17,307	$ —

During 2002, the Company recorded a reduction in the valuation allowance of $24,537,000. The reduction in the valuation allowance follows the Company's return to profitability as a result of cost restructuring efforts in 2000 and 2001 and an increase in sales in 2002. The Company believes that it is more likely than not that it will generate sufficient taxable income to utilize its deferred tax assets, including net operating loss carryforwards, within any applicable carryover periods.

At December 28, 2002, the Company had net operating loss carryforwards for federal income tax purposes of approximately $20,900,000, of which $103,000 will expire between 2003 and 2006, with the remainder expiring between 2020 and 2021. The Company has recorded a valuation allowance of $641,000 for a capital loss carryforward that likely will not be utilized within its applicable carryforward period.

(9) NET INCOME (LOSS) PER COMMON SHARE

The following computations reconcile net income (loss) per share-basic with net income (loss) per share-diluted (in thousands, except share and per share amounts).

2002	Net Income	Shares	Per Share Amount
Basic EPS			
Net income:	$ 37,122	24,549,459	$ 1.51
Effect of Dilutive Securities			
Options	—	1,882,807	
Common stock warrants	—	2,885,441	
Convertible debt	563	5,214,286	
Diluted EPS			
Net income plus assumed conversions	$ 37,685	34,531,993	$ 1.09

2001 and 2000	Net Loss	Shares	Per Share Amount
Basic and Diluted EPS			
Net loss:			
2001	$ (12,066)	18,157,005	$ (0.66)
2000	$ (37,214)	17,848,375	$ (2.09)

The following is a summary of those securities outstanding during the respective periods which have been excluded from the calculations because the effect on net income (loss) per common share would not have been dilutive:

	2002	2001	2000
Options	1,870,220	4,657,024	3,519,271
Common stock warrants	40,000	6,124,529	1,344,378
Convertible debt	727,272	11,727,272	727,272

(10) EMPLOYEE BENEFIT PLANS

Profit Sharing and 401(k) Plan

Under the Company's profit sharing and 401(k) plan eligible employees may defer up to 15% of their compensation on a pre-tax basis. Each year, the Company may make a discretionary contribution equal to a percentage of the employee's contribution. During 2002, 2001 and 2000, the Company expensed $485,000, $119,000 and $487,000, respectively, relating to its contribution to the 401(k) plan. During 2002, the Company issued 81,778 shares for its discretionary contribution.

Employee Stock Purchase Plan

Under the Company's Employee Stock Purchase Plan, employees can purchase Company common stock at a discount of 15% based on the average price of the stock on the last business day of the offering period (calendar-quarter.) The Company issued 145,434, 338,924 and 204,927 shares during 2002, 2001 and 2000, respectively.

(11) COMMITMENTS AND CONTINGENCIES

In June 1999, the Company and certain of its former officers and directors were named as defendants in a class action lawsuit filed in U.S. District Court in Minnesota. The suit, filed on behalf of purchasers of the Company's common stock between December 4, 1998 and June 7, 1999, alleges that the Company and the named former directors and officers failed to disclose or misrepresented certain information concerning the Company in violation of federal securities laws. The Company believes that the suit is without merit and has vigorously defended the matter.

The Company has consented to a settlement of this litigation negotiated by the Company's insurance carrier. The settlement is covered by insurance and involves no cash or other payment obligation by the Company and no admission of liability or wrongdoing by the Company. The settlement is not expected to have any impact on the Company's results of operations or financial condition.

On December 13, 2002, the settlement agreement received preliminary approval from the U.S. District Court for the District of Minnesota. The Court issued an order setting February 28, 2003 for a hearing for final approval of the settlement agreement. At the hearing for final approval, the Court will hear any objections to the settlement or its terms.

The Company is involved in other various claims, legal actions, sales tax disputes and other complaints arising in the ordinary course of business. In the opinion of management, any losses that may occur from these other matters are adequately covered by insurance or are provided for in the consolidated financial statements and the ultimate outcome of these other matters will not have a material effect on the consolidated financial position or results of operations of the Company.

(12) SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a condensed summary of actual quarterly results for 2002 and 2001 (in thousands, except per share amounts):

2002	December	September	June	March
Net sales	$ 92,263	$ 85,056	$ 77,281	$ 81,195
Gross profit	57,679	54,141	47,941	50,238
Operating income	8,836	5,833	2,984	3,369
Income before extraordinary loss	8,091	23,604	2,563	3,244
Net income	7,711	23,604	2,563	3,244
Income per share before extraordinary loss—diluted	0.22	0.69	0.08	0.11
Net income per share—diluted	0.21	0.69	0.08	0.11

2001	December	September	June	March
Net sales	$ 69,341	$ 64,148	$ 62,742	$ 65,456
Gross profit	42,376	38,714	35,942	37,445
Operating income (loss)	1,659	603	(3,176)	(9,688)
Net income (loss)	1,065	227	(3,530)	(9,828)
Net income (loss) per share—diluted	$ 0.04	$ 0.01	$ (0.19)	$ (0.54)

MANAGEMENT'S REPORT

The management of Select Comfort Corporation is responsible for the preparation, integrity and fair presentation of the consolidated financial statements included in this annual report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on judgments and estimates made by management. Management is also responsible for the preparation and accuracy of information included in other sections of this annual report, and to ensure that this information is consistent with the financial statements.

The integrity of the financial statements is based on the maintenance of an internal control structure established by management to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reported. The concept of reasonable assurance is based on the recognition that the cost of maintaining a system of internal controls should not exceed the benefits expected to be derived. Even effective internal controls, no matter how well designed, have inherent limitations. Management believes that the internal control system provides reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected and corrected in the normal course of business.

The Company engages independent auditors to examine its financial statements and express their opinion thereon. The auditors have access to each member of management in conducting their audits. Their report appears in this annual report.

The Audit Committee of the Board of Directors, composed solely of non-management directors, meets periodically with management and the independent auditors to review internal accounting control, audit activities and financial reporting matters. The independent auditors have full access to the Audit Committee and meet periodically with them without management present.

William R. McLaughlin
President and Chief
Executive Officer

James C. Raabe
Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of Select Comfort Corporation:

We have audited the accompanying consolidated balance sheets of Select Comfort Corporation and subsidiaries (the Company) as of December 28, 2002 and December 29, 2001 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the fiscal years in the three-year period ended December 28, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Select Comfort Corporation and subsidiaries as of December 28, 2002 and December 29, 2001, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 28, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Minneapolis, Minnesota
January 31, 2003

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our debt obligations consist of a $4 million non-interest bearing subordinated convertible debenture. As a result, we do not believe we have significant exposure to interest rate risk.

Other financial instruments that potentially subject us to concentrations of credit risk consist principally of investments. The counterparties to our investments consist of government agencies and various major corporations of investment grade credit standing. We do not believe there is significant risk of non-performance by these counterparties because we limit the amount of credit exposure to any one financial institution and any one type of investment.

Additional information concerning disclosure about market risk is set forth in the Notes to our Consolidated Financial Statements included in this Annual Report.

COMMON STOCK

Our common stock trades on the Nasdaq Stock Market under the symbol "SCSS." The following table sets forth the quarterly high and low sales prices per share of our common stock as reported by the Nasdaq National Market for the two most recent fiscal years. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. We did not declare or pay any cash dividends on the common stock during the fiscal years ended December 28, 2002 or December 29, 2001 and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Fiscal 2002				
High	$ 10.20	$ 6.22	$ 6.99	$ 4.57
Low	$ 5.29	$ 3.81	$ 3.77	$ 1.93
Fiscal 2001				
High	$ 2.11	$ 1.71	$ 1.68	$ 2.44
Low	$ 0.89	$ 0.81	$ 0.45	$ 1.13

Improving People's Lives

Select Comfort's mission is to improve people's lives by improving their sleep, delivering personalized comfort and support through our proprietary, differentiated technology and high-quality products. It is this mission, the confidence that we have in our innovative bed, and the daily appreciation from our owners, that keeps us motivated and driving toward our goal.



Select Comfort senior management team from left to right: Jim Raabe, Finance; Mark Kimball, Human Resources and Legal; Keith Spurgeon, Sales; Bill McLaughlin, President and CEO; Tracey Breazeale, Strategic Planning; Greg Kliner, Operations; Mike Thyken, Information Technology; Noel Schenker, Marketing and New Business Development.

"We are committed to continuously developing the skills and expertise of our employees not only to make Select Comfort a great place to work, but also to strengthen our bench for long-term growth."

Mark Kimball, Senior Vice President, Human Resources and Legal, Sleep Number® 35

Select Comfort (NASDAQ: SCSS) was founded in 1987 by Bob Walker, an inventor and former innerspring mattress maker who was simply looking for a better night's sleep. He created the SLEEP NUMBER® bed, a mattress that uses air-chamber technology—the best medium for providing comfort and support and the unique attribute of personal adjustability.

Since that time, we have delivered a better night's sleep to more than two million people. In independent clinical studies, the Sleep Number® bed has been proven to improve sleep and relieve back pain.

Select Comfort has 1,800 employees in 46 states nationwide. We have 321 retail stores and delivered $336 million in annual net sales in 2002. In addition to our retail stores, Select Comfort markets Sleep Number® beds through our direct marketing operations and web site, on QVC® and through selected retailers.

We are the nation's number-one bedding retailer, ranked by *Furniture Today*, and the fifth-largest bed manufacturer. Our headquarters are in Minneapolis, Minnesota, and we have manufacturing and distribution facilities in South Carolina and Utah.

Partnering with Ronald McDonald House Charities®

Each year, thousands of families stay at Ronald McDonald Houses® across the country while their children receive medical treatment at nearby hospitals. Family members frequently experience stress and anxiety that can disrupt sleep schedules, cause insomnia and provoke a greater occurrence of daytime sleepiness. It is during these stressful times that a restorative night's sleep is needed most.

In January 2001, Select Comfort partnered with Ronald McDonald House Charities® to become its "Official Bed Provider." Our goal is to provide Sleep Number® beds for the 3,800 bedrooms in all 145 Ronald McDonald Houses® nationwide. To date, we have donated more than 500 beds, as well as hundreds of volunteer hours.



RONALD MCDONALD HOUSE CHARITIES

"Everyone at Select Comfort has been wonderful to work with and they have all done an admirable job representing your product and your values."

Meg Katzman, Executive Director, Ronald McDonald House Charities®, Upper Midwest



Select Comfort volunteers unloading beds at the Ronald McDonald House® in Minneapolis.

Information for Our Investors

Board of Directors

Patrick A. Hopf (Chairman)
Sleep Number® 35
President, Symmetry Growth Capital LLC

Thomas J. Albani
Sleep Number® 90
Former President and Chief Executive Officer, Electrolux Corporation

Christopher P. Kirchen
Sleep Number® 35
Managing General Partner, Brand Equity Ventures

David T. Kollat
Sleep Number® 40
President, 22 Inc.

William R. McLaughlin
Sleep Number® 55
President and Chief Executive Officer, Select Comfort Corporation

Michael A. Peel
Sleep Number® 45
Senior Vice President, Human Resources and Corporate Services, General Mills

Trudy A. Rautio
Sleep Number® 45
Executive Vice President and Chief Financial Officer, Carlson Consumer Group

Ervin R. Shames
Sleep Number® 35
Former President and Chief Executive Officer, Borden, Inc.

Jean-Michel Valette
Sleep Number® 35
Former President and Chief Executive Officer, Franciscan Estates, Inc.

Executive Officers/ Management Team

William R. McLaughlin
Sleep Number® 55
President and Chief Executive Officer

Noel F. Schenker
Sleep Number® 35
Senior Vice President, Marketing and New Business Development

Keith C. Spurgeon
Sleep Number® 90
Senior Vice President, Sales

Gregory T. Kliner
Sleep Number® 35
Senior Vice President, Operations

James C. Raabe
Sleep Number® 25
Senior Vice President, Chief Financial Officer

Mark A. Kimball
Sleep Number® 35
Senior Vice President, Human Resources and Legal, General Counsel and Secretary

Michael J. Thyken
Sleep Number® 45
Senior Vice President, Chief Information Officer

Tracey T. Breazeale
Sleep Number® 25
Senior Vice President, Special Projects

Corporate Headquarters

Select Comfort Corporation
6105 Trenton Lane North
Minneapolis, Minnesota 55442
Phone: 763 551 7000
www.selectcomfort.com

Independent Auditors

KPMG LLP
Minneapolis, Minnesota

Registrar and Transfer Agent

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075

Outside Counsel

Oppenheimer Wolff & Donnelly LLP
Minneapolis, Minnesota

Investor Relations

Investor Relations
Select Comfort Corporation
6105 Trenton Lane North
Minneapolis, Minnesota 55442
Phone: 763 551 7498

Annual Meeting

The Annual Meeting of Shareholders will be held at 3:00 p.m. on Wednesday, May 14, 2003 at The Radisson Plaza Hotel, Minneapolis.



A new era of growth

select comfort.
CREATOR OF THE SLEEP NUMBER® BED

Select Comfort Corporation
6105 Trenton Lane North
Minneapolis, Minnesota 55442
763 551 7000
763 551 7826 fax
www.selectcomfort.com
(NASDAQ: SCSS)